Filed by Inflection Point Acquisition Corp. III
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: Inflection Point Acquisition Corp. III

Subject Company: Air Water Ventures Holdings Limited
Commission File No.: 001-42614

A1R water and Inflection Point Acquisition Corp. III Announce Upsizing of PIPE Investment to $83.5 Million

Miami, FL (March 19, 2026) – A1R water and Inflection Point Acquisition Corp. III (Nasdaq: IPCX) (“Inflection Point”) today announced a significant expansion of their previously disclosed PIPE, increasing total commitments to approximately $83.5 million. The increase includes participation from new and existing investors, and over $35 million has been or will be funded prior to the closing of the Business Combination Agreement entered into by A1R water and Inflection Point on August 25, 2025.

The increased PIPE reflects strong investor demand driven by early commercial traction in the United States. A1R water’s air-to-water technology produces clean drinking water directly from the atmosphere, transforming humidity into a consistently high-quality consumer product. As groundwater sources face rising stress and increased concerns around contamination, A1R water’s technology and vertically integrated ecosystem—spanning water generation systems, water farms, non-plastic packaging, and distribution—tap into a scalable opportunity in the CPG water category. Proceeds from the PIPE, together with the reallocation of the company’s existing fleet of water generation assets from the Middle East, will support the accelerated development of commercial-scale production facilities in the United States, increasing production capacity to meet expanding distribution and partnership demand.

“The PIPE upsize reflects further investor support for our commercial traction in the U.S.,” said Pete Carr, CEO of A1R water. “We are seeing strong early demand and attractive unit economics among U.S. customers, and this capital positions us to continue building on that momentum—and our mission to redefine the packaged water market.”

About A1R water

Working at the intersection of technology and engineering, A1R water designs and manufactures air-to-water systems that produce clean drinking water from atmospheric humidity. The company offers solutions ranging from consumer units to industrial-scale systems capable of supporting utility-scale water farms. A1R water also operates water production and bottling facilities, delivering finished products to global partners including Southern Glazer’s Wine and Spirits, Inter Miami CF, and the Miami HEAT.

About Inflection Point Acquisition Corp. III

Inflection Point is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination between Inflection Point and A1R water, the estimated or anticipated future results and benefits of the combined company following the business combination, including the likelihood and ability of the parties to successfully consummate the business combination, future opportunities for the combined company and other statements that are not historical facts.

These statements are based on the current expectations of Inflection Point and/or A1R water’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Inflection Point and A1R water. These statements are subject to a number of risks and uncertainties regarding A1R water’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the number of redemption requests made by Inflection Point’s shareholders in connection with the business combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; the risk that the approval of the shareholders of A1R water or Inflection Point for the potential transaction is not obtained; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction; the risk that the business combination disrupts A1R water or Inflection Point’s current plans and operations as a result of the announcement and consummation of the business combination; the risks related to the rollout of A1R water’s business and the timing of expected business milestones; the effects of competition on A1R water’s business; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; the ability of the combined company to obtain or maintain the listing of its securities on a U.S. national securities exchange following the business combination; costs related to the business combination; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”), including those risks discussed under the heading “Risk Factors” in Inflection Point’s final prospectus for its initial public offering filed with the SEC on April 25, 2025. The foregoing list of risk factors is not exhaustive. There may be additional risks that A1R water and Inflection Point presently do not know or that A1R water and Inflection Point currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. If any of these risks materialize or A1R water and/or Inflection Point’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, any forward-looking statements set forth in this release provide A1R water’s and/or Inflection Point’s expectations, plans or forecasts of future events and views as of the date of this communication. Subsequent events and developments may cause A1R water and/or Inflection Point’s assessments to change. However, while A1R water and/or Inflection Point may elect to update these forward-looking statements in the future, A1R water and Inflection Point specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing A1R water’s or Inflection Point’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that the results of such forward-looking statements will be achieved.

Additional Information and Where to Find It

The business combination will be submitted to shareholders of Inflection Point for their consideration and approval. In connection with the business combination, A1R water intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to Inflection Point’s shareholders in connection with Inflection Point’s solicitation for proxies for the vote by its shareholders in connection with the business combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to the combined company’s shareholders in connection with the completion of the business combination. After the Registration Statement is declared effective, Inflection Point will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Inflection Point will send to its shareholders in connection with the business combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of Inflection Point as of a record date to be established for voting on the business combination. Shareholders of Inflection Point will also be able to obtain copies of the proxy statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to Inflection Point Acquisition Corp III., 167 Madison Avenue Suite 205 #1017, New York, NY 10016.

Participants in the Solicitation

Inflection Point, A1R water, Air Water Ventures Limited and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Inflection Point’s shareholders in connection with the business combination. A list of the names of Inflection Point’s directors and executive officers and a description of their interests in Inflection Point is contained in the sections entitled “Principal Shareholders” and “Management— Conflicts of Interest” of Inflection Point’s final prospectus (File 333-283427) for its initial public offering, filed with the SEC on March 10, 2025, and which is available free of charge at the SEC’s website at www.sec.gov, and at the following URL: sec.gov/Archives/edgar/data/2012318/000121390025035659/ea0222072-08.htm#T99012. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

A1R water, Air Water Ventures Limited, and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Inflection Point’s shareholders in connection with the business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be included in the Registration Statement when available.

No Offer or Solicitation

This press release does not constitute (i) a solicitation of a proxy, consent, or authorization in any jurisdiction with respect to any securities or in respect of the business combination, or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Inflection Point, A1R water, Air Water Ventures Limited or any of their respective affiliates. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, nor shall any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction be effected. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the business combination or the accuracy or adequacy of this press release.

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